Exhibit 99.1

Calyxt Announces Research Collaboration and Licensing Agreement for Trait Development in Wheat, Rice and Corn

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--December 16, 2015--Calyxt, Inc., a Minnesota-based company focused on developing healthier food products to benefit both consumers and farmers, today announced that it has signed a research collaboration and option to exclusive licenses with Plant Bioscience Limited (PBL) for certain new crop plants developed using gene editing by the Institute of Genetics and Developmental Biology (IGDB) of the Chinese Academy of Sciences in Beijing. Plants with new traits in wheat, rice and corn are currently at various stages of development using gene-editing technology and include quality improvement and yield increase traits.

Calyxt previously announced a licensing agreement with PBL for a resistance trait to powdery mildew, a devastating disease in wheat, which was developed by IGDB. This new collaboration expands on that relationship and boosts the trait development pipeline at Calyxt for gluten-reduced wheat. It also provides access to traits in two new crops: rice and corn.

“Our partnership with PBL would supplement our internal trait development pipeline with new traits that will be pivotal additions to our existing trait portfolio,” said Dan Voytas, Chief Scientific Officer of Calyxt, Inc. “More importantly, it will also help to expedite Calyxt's mission to bring healthier food products to market.”

Dr Jan Chojecki, PBL’s managing director, said: “We are delighted to extend our partnership with Calyxt in this new agreement which secures funding for some very exciting research at IGDB and which promises to lead to new crops with a wide range of benefits both for farmers and consumers.”

About Calyxt

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in New Brighton, Minnesota (USA). The company aims to create healthier crop products such as high-oleic/low trans fat soybean oil, cold-storable potato, gluten reduced wheat and low saturated fat canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers. For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

About PBL

PBL (Norwich, UK) invests in and promotes innovative technologies from public and private sources worldwide and is owned jointly by the John Innes Centre, The Sainsbury Laboratory, and the BBSRC (Biotechnology and Biological Sciences Research Council). PBL has the right to sublicense certain new traits emerging from research at the Institute of Developmental Genetics and Biology. For further information about PBL please visit www.pbltechnology.com

CONTACT:
For Calyxt
Media
Jennifer Moore, 917-580-1088
VP Communications
contact@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com
or
For PBL
Jan Chojecki, +44 1603 456500
Managing Director
info@pbltechnology.com